United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2025.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2024 (SEC File No. 001 - 35934), filed with the U.S. Securities and Exchange Commission on April 24, 2025.

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with or among our affiliated companies;

•	fluctuations in the prices of raw materials;

•	effects on our company’s points of sale performances from changes in economic conditions;

•	changes or interruptions in our information technology systems;

•	effects on our company from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in the countries where we operate;

•	our ability to successfully complete or integrate mergers and acquisitions, including those we have completed in recent years; and

•	any current or future strategic projects (including the divestment of certain of our subsidiaries), our ability to fund our capital expenditures, international economic, social, political or environmental conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases and their effect on customer behavior and on economic, political, social and other conditions globally, and in the countries where we have operations.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. “FEMSA units” consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B unit is comprised of five Series B Shares. As of June 30, 2025, the number of FEMSA BD units outstanding was 2,042,236,279 (representing 2,042,236,279 Series B Shares, 4,084,472,558 Series D-B Shares and 4,084,472,558 Series D-L Shares without par value) and 1,417,048,500 B Units (each consisting of five Series B Shares without par value, representing a total of 7,085,242,500 Series B Shares).

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 18.8292 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 30, 2025.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – SECOND QUARTER 2025

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of and for the six months ended June 30, 2025 and 2024. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024.

In the opinion of our management, the unaudited interim condensed consolidated interim financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (Accounting Standards) (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024.

Interim Condensed Consolidated Financial Information

	For the six months ended June 30,
	2025(1)				2024

	(in millions)
	(unaudited)
Interim Condensed Consolidated Income Statement
Total revenues	U.S.$	21,606	Ps.	406,812	Ps.	375,507
Cost of goods sold		12,859		242,126		224,728
Gross profit		8,747		164,686		150,779
Administrative expenses		1,074		20,214		17,840
Selling expenses		6,026		113,460		101,969
Other income		48		908		435
Other expenses		98		1,841		1,569
Interest expense		556		10,464		10,271
Interest income		222		4,183		6,837
Foreign exchange loss (gain), net		194		3,660		(5,008)
Monetary position gain, net		8		155		37
Market value (gain) loss on financial instruments		(88)		(1,662)		374
Income before income taxes from continuing operations and share of the profit of equity accounted investees		1,165		21,955		31,073
Income taxes		483		9,100		9,936
Share of the profit of equity accounted investees, net of tax		(35)		(655)		(212)
Net income from continuing operations		647		12,200		20,925
Net income from discontinued operations		124		2,333		525
Consolidated net income	U.S.$	771	Ps.	14,533	Ps.	21,450
Attributable to:
Controlling interest		451		8,516		15,457
Non-controlling interest		320		6,017		5,993
Consolidated net income	U.S.$	771	Ps.	14,533	Ps.	21,450

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 18.8292 to U.S.$ 1.00 solely for the convenience of the reader.

	As of June 30, 2025				As of December 31, 2024(1)

	(in millions)
	(unaudited)				(audited)
Interim Condensed Consolidated Statements of Financial Position
Assets:
Cash and cash equivalents	U.S.$	6,895	Ps.	129,825	Ps.	139,834
Investments		1,725		32,485		43,212
Trade accounts receivables, net		2,235		42,083		43,192
Inventories		3,537		66,606		67,464
Other current assets		2,776		52,260		48,609
Total current assets		17,168		323,259		342,311
Equity accounted investees		1,439		27,088		28,697
Property, plant and equipment, net		9,676		182,186		177,511
Right of use assets, net		5,277		99,367		97,960
Intangible assets, net(2)		7,781		146,503		146,336
Other non-current assets		2,795		52,639		58,721
Total assets	U.S.$	44,136	Ps.	831,042	Ps.	851,536
Liabilities & Equity:
Bank loans and notes payable		313		5,885		3,775
Current portion of debt		715		13,464		2,947
Current portion of lease liabilities		821		15,462		13,796
Interest payable		85		1,606		1,802
Other current liabilities		10,885		204,955		180,610
Total current liabilities		12,819		241,372		202,930
Bank loans and notes payable		7,234		136,215		141,482
Long-term lease liabilities		5,016		94,455		94,299
Post-employment benefits		484		9,121		8,968
Provisions and other non-current liabilities		1,319		24,829		22,726
Total liabilities		26,872		505,992		470,405
Total equity		17,264		325,050		381,131
Equity attributable to the equity holders of the parent		12,985		244,482		297,502
Non-controlling interest		4,279		80,568		83,629

Total liabilities and equity	U.S.$	44,136	Ps.	831,042	Ps.	851,536

(1)	Year-end data for 2024 is provided for comparative purposes as allowed by IAS 34.
(2)	Includes mainly the intangible assets generated by business acquisitions.

Consolidated Results from our Operations for the Six Months Ended June 30, 2025 and 2024

Total Revenues

Consolidated total revenues for the first six months of 2025 increased by 8.3% to Ps. 406,812 million, compared to the first six months of 2024. This increase principally reflects growth across all business units. Coca-Cola FEMSA’s revenues for the first six months of 2025 increased by 6.7% to Ps. 142,703 million, compared to the first six months of 2024. This increase was driven mainly by revenue management initiatives, favorable currency translation effects from most of the operating currencies into Mexican pesos, and volume increases in Argentina, Uruguay, and Guatemala. This was partially offset by a decline in volume, which included decreases in Mexico, Colombia, and flat performance in Brazil. FEMSA’s Proximity Americas Division’s revenues for the first six months of 2025 increased by 6.9% to Ps. 158,844 million, compared to the first six months of 2024. This increase was driven mainly by store expansion and currency tailwinds relative to U.S. and South American currencies, as well as the consolidation of its U.S. operation into the results. The expansion included the opening of 1,500 total net store additions for the last twelve months, which includes 249 stores from our acquisition of Delek’s retail operations in the U.S. Proximity Europe Division’s revenues for the first six months of 2025 increased by 24.9% to Ps. 27,974 million, compared to the first six months of 2024, principally due to a relevant favorable effect from the appreciation of the Euro and the Swiss Franc against the Mexican peso. Also, this included an increase in retail sales particularly in Switzerland, partially offset by lower sales in B2B and B2C foodservice businesses. FEMSA’s Health Division’s revenues for the first six months of 2025 increased by 18.3% to Ps. 43,822 million, compared to the first six months of 2024. This increase was driven mainly by positive performance in Colombia, Ecuador and Chile; coupled by the appreciation of currencies against the Mexican peso. This was partially offset by the negative results in Mexico, which included the closing of 432 net locations during the last twelve months. FEMSA’s Fuel Division revenues for the first six months of 2025 increased by 1.2% to Ps. 32,338 million, compared to the first six months of 2024, driven mainly by a 5.2% average same-station sales increase, which includes a 2.0% growth in average volume and 3.1% increase in the average price per liter.

Gross Profit

Consolidated gross profit for the first six months of 2025 increased by 9.2% to Ps. 164,686 million, compared to the first six months of 2024. Consolidated gross margin increased 30 basis points to 40.5% of total revenues compared to the first six months of 2024. This increase mainly reflects a gross margin expansion at the Proximity Americas and Fuel Divisions. This was partially offset by a margin contraction at the Proximity Europe Division and stable margins at Coca-Cola FEMSA and the Health Division. The Proximity Americas expansion is supported by continued growth in commercial income and financial services at OXXO Mexico, partially offset by the lower margin of the U.S. operation.

Administrative Expenses

Consolidated administrative expenses for the first six months of 2025 increased by 13.3% to Ps. 20,214 million, compared to the first six months of 2024. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 4.8% during the first six months of 2024 to 5.0% during the first six months of 2025. This increase principally reflects growth in Proximity Americas and Coca-Cola FEMSA, partially offset by contractions in our Fuel, Health and Proximity Europe divisions.

Selling Expenses

Consolidated selling expenses for the first six months of 2025 increased by 11.3% to Ps. 113,460 million, compared to the first six months of 2024. As a percentage of total revenues, consolidated selling expenses increased 70 basis points, from 27.2% during the first six months of 2024 to 27.9% during the first six months of 2024. This increase in consolidated total selling expenses mainly reflects: (i) higher labor costs, driven by a low double-digit increase in the minimum wage in Mexico, and (ii) the company's accelerated store expansion and consolidation of its U.S. operations in Proximity Americas. This was partially offset by tight expense control and efficiency gains across our operations.

Other Income

Other income for the first six months of 2025 increased by 108.9% to Ps. 908 million, compared to the first six months of 2024. The increase mainly reflects a higher foreign exchange gain compared to the first six months of 2024.

Other Expenses

Other expenses for the first six months of 2025 increased by 17.4% to Ps. 1,841 million, compared to the first six months of 2024. This increase mainly reflects: (i) ancillary charges from a one-time non-recurrent payment related to a contingency during 2025, partially offset by (ii) lower property, plant and equipment obsolescence provisions.

Foreign Exchange Gain (Loss)

Foreign exchange loss was Ps. 3,660 million in the first six months of 2025, as compared to a gain of Ps. 5,008 million recorded during the same period of 2024, related to FEMSA’s U.S. dollar-denominated cash position, which was negatively impacted by the appreciation of the Mexican peso. The depreciation of the U.S. dollar relative to the Mexican peso on June 30, 2025 was 6%, compared to an appreciation of the U.S. dollar of 9% on June 30, 2024.

Monetary Position

For the first six months of 2025, we recognized a higher gain in monetary position, recording Ps. 155 million compared to Ps. 37 million for the first six months of 2024.

Market Value of Financial Instruments

The market value of financial instruments registered a gain of Ps. 1,662 million during the first six months of 2025, as compared to a loss of Ps. 374 million during the same period of 2024. The gain in 2025 is related to the remaining position in Heineken, which had an appreciation of 19% in the shares price.

Net Interest Income (Expense)

Net interest expense for the first six months of 2025 was Ps. 6,281 million, compared to a net expense of Ps. 3,434 million in the same period of 2024, mainly driven by higher interest expense and a decrease in interest income from our cash position.

Income Taxes

Our provision for income taxes for the first six months of 2025 was Ps. 9,100 million as compared to Ps. 9,936 million over the first six months of 2024, resulting in an effective tax rate of 41.4% for the first six months of 2025, as compared to 31.9% in the same period in 2024. This increase in the effective tax rate 2025 in comparison to 2024 mainly reflects: (i) non-recoverable tax losses from Spin and non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused by FX losses relating to our U.S. dollar cash balances; and (ii) a one-time non-recurrent payment related to a contingency from 2018.

Share of the Profit (Loss) of Equity Accounted Investees, Net of Taxes

Share of the loss of equity accounted investees, net of taxes, for the first six months of 2025 increased to Ps. 655 million, as compared to the first six months of 2024, mainly reflecting a loss in Grupo Nós, our joint venture in Brazil.

Consolidated Net Income

Consolidated net income for the first six months of 2025 decreased by 32.3% to Ps. 14,533 million, as compared to the first six months of 2024. This decrease mainly reflects: (i) a higher base from the first six months of 2024, which included a non-cash foreign exchange gain of Ps. 5,008 million compared to a Ps. 3,660 million loss in 2025, (ii) a higher net interest expense of Ps. 6,281 million compared to Ps. 3,434 million in 2024, and (iii) an increase in income taxes. These were partially offset by a higher other financial income of Ps. 1,817 million, reflecting a financial instrument gain of Ps. 1,107 million and a gain in net income from discontinued operations due to the sale of our plastic solutions operations in 2025 of Ps. 2,333 million, as compared to 2024 reflecting the net income of the discontinued operations of Alpunto and Solistica of Ps. 525 million.

Total Revenue Summary by Segment Business Units for the Six Months Ended June 30, 2025 and 2024

	For the six months ended June 30,
	2025		2024

	(in millions) (unaudited)
Coca-Cola FEMSA	Ps.	142,703	Ps.	133,685
Proximity Americas Division		158,844		148,611
Proximity Europe Division		27,974		22,405
Health Division		43,822		37,048
Fuel Division		32,338		31,959
Other		12,077		11,176
Consolidation adjustments		(10,944)		(9,378)
Consolidated total revenues	Ps.	406,812	Ps.	375,507

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first six-month period ended 2025 and 2024, respectively.

Coca-Cola FEMSA

Coca-Cola FEMSA’s consolidated total revenues for the first six months of 2025 increased by 6.7%, compared to the first six months of 2025. This increase in segment operating revenues mainly reflects revenue management initiatives and favorable currency translation effects. These factors were partially offset by a decline in volume, driven mainly by decreases in Mexico and Colombia.

Coca-Cola FEMSA’s gross margin was 45.4% for the first six months of 2025, compared to 45.3% for the first six months of 2024. This increase was mainly driven by lower sweetener costs, top-line growth, and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as labor, and the depreciation of operating currencies as applied to U.S. dollar-denominated raw material costs.

Proximity Americas Division

The Proximity Americas Division’s total revenues for the first six months of 2025 increased by 6.9%, compared to the first six months of 2024. This increase in segment operating revenues principally reflects store expansion including the consolidation of our U.S. operations and favorable currency tailwinds relative to the U.S. and South American currencies. This was partially offset by a decline in same-store sales driven by a decrease in store traffic, which was impacted by adverse weather conditions and a persistently soft consumer environment.

Gross margin reached 43.7% of total revenues for the first six months of 2025, compared to 43.1% for the first six months of 2024. This increase mainly reflects continued growth in commercial income and financial services, which was partially offset the consolidation of the U.S. operation, that carries a lower margin structure, and the Latam region, which remains in a development phase.

Proximity Europe Division

The Proximity Europe Division’s total revenues for the first six months of 2025 increased by 24.9%, compared to the first six months of 2024. This increase in segment operating revenues mainly reflects a relevant favorable effect from the appreciation of the Euro and the Swiss Franc against the Mexican peso. The growth was driven by increased retail sales, particularly in Switzerland, which were partially offset by lower sales in our B2B and B2C foodservice businesses.

Gross margin reached 41.7% of total revenues for the first six months of 2025, compared to 43.3% for the first six months of 2024. This decrease mainly reflects lower B2B and B2C foodservice sales, a product-mix effect from higher tobacco sales, and changes to the operating model within our retail operations.

Health Division

The Health Division’s total revenues for the first six months of 2025 increased by 18.3%, compared to the first six months of 2024. This increase in segment operating revenues mainly reflects revenue growth across Colombia, Chile and Ecuador, benefited by the appreciation of currencies against the Mexican peso. This was partially offset by negative results in Mexico, driven by a challenging competitive environment and store closures.

Gross margin was 29.5% for the first months of 2025, in line with the first six months of 2024 which reflected also 29.5%. This flat margin mainly reflects strategic commercial initiatives, increased profitability in Chile, and efficiencies from our centralized purchasing office. These factors were partially offset by a challenging competitive environment and store closures in Mexico.

Fuel Division

The Fuel Division’s total revenues for the first six months of 2025 increased by 1.2%, compared to the first six months of 2024. This increase in segment operating revenues mainly reflects an increase in average same-station sales, driven by growth in average volume and price per liter.

Gross margin reached 12.3% of total revenues for the first six months of 2025, compared to 11.7% for the first six months of 2024.

Liquidity and Capital Resources

Consolidated Total Indebtedness

Our consolidated total indebtedness as of June 30, 2025 was Ps. 155,564 million, compared to Ps. 148,204 million as of December 31, 2024. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 19,349 million and Ps. 136,215 million as of June 30, 2025, respectively, compared to Ps. 9,053 million and Ps. 139,151 million, respectively, as of December 31, 2024. Cash and cash equivalents were Ps. 129,825 million as of June 30, 2025, compared to Ps. 139,834 million as of December 31, 2024.

On May 6, 2025, our subsidiary Coca-Cola FEMSA issued U.S.$500 million aggregate principal amount of 5.100% senior notes due May 6, 2035. These notes are guaranteed by guarantors of Coca-Cola FEMSA. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

The table below sets forth our contractual obligations of our long-term debt as of June 30, 2025.

Years	Amount
	(in millions)
2025	Ps.	6,878
2026		16,309
2027		12,208
2028		16,974
2029		5,753
2030 and thereafter		97,442
Total	Ps.	155,564

Principal Sources and Uses of Cash

The following is a summary of the principal sources and uses of cash for the six months ended June 30, 2025 and 2024 from our consolidated statement of cash flows:

	For the six months June 30,
	2025		2024

	(in millions)
	(unaudited)
Net cash flows generated by operating activities	Ps.	23,852	Ps.	33,620
Net cash flows generated by (used in) investing activities		3,298		(31,986)
Net cash flows used in financing activities		(34,106)		(48,777)
Dividends paid		(20,164)		(7,922)

Our net cash generated by operating activities decreased Ps. 9,768 million to Ps. 23,852 million for the six months ended June 30, 2025, compared to Ps. 33,620 million for the six months ended June 30, 2024. This was primarily the result of a negative change in suppliers of Ps. 9,928 derived from increased payments of trade payables compared to 2024.

Our net cash generated by investing activities increased by Ps. 35,283 million to Ps. 3,298 million for the six months of 2025, compared to a net cash used in investing activities of Ps. 31,986 million for the six months ended June 30, 2024. This was primarily the result of: (i) higher cash inflows from the divestitures of the remaining economic interest in Heineken and PTM of Ps. 10,811 million in 2025, and, (ii) higher cash inflows of Ps. 24,075 from settlement of investments in 2025 that are now part of cash and cash equivalents, as compared to 2024.

Our net cash used in financing activities decreased by Ps. 14,671 million resulting in a decrease in our used cash flow to Ps. 34,106 million for the six months ended June 30, 2025, compared to Ps. 48,777 million for the six months ended June 30, 2024. This decrease was primarily the result of: (i) higher cash inflows mainly related to proceeds from senior notes issued by Coca-Cola FEMSA of Ps. 12,699, (ii) lower cash outflows from shares repurchase of Ps. 13,063, and (iii) higher cash outflows from dividend payments of Ps. 12,242 in line with the FEMSA Forward strategy for capital allocation as approved by the Board of Directors as compared to 2024.

Capital Expenditures

Capital expenditures, net of disposals, were Ps. 17,987 million during the first six months of 2025, compared to 18,242 for the same period in 2024, and were primarily funded with cash from operations generated by our subsidiares. The amount invested during the first six months of 2025 was driven by the construction and openings of new stores and locations, as well as the refurbishment of existing stores.

Hedging Activities

In the ordinary course of business we may enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2024.

The following table provides a summary of the fair value and maturity of derivative financial instruments as of June 30, 2025. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data recognized in the financial sector.

	Fair Value at June 30, 2025
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Liability

		(in millions)
		(unaudited)
Derivative financial instruments net position	Ps.	(719)	Ps.	(579)	Ps.	864	Ps.	423	Ps.	(11)

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the original filing of our annual report on Form 20-F for the year ended December 31, 2024 on April 24, 2025.

On May 19, 2025, we entered into an accelerated share repurchase (“ASR”) agreement with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, we agreed to repurchase from such financial institution an aggregate amount of U.S. $250 million of our ADS. On May 20, 2025, we received an initial delivery of 483,559 ADS subject to the ASR agreement. The total number of shares ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of our ADS during the term of the agreement, less a discount. The final settlement of the ASR agreement is expected to be completed in the third quarter of 2025.

On May 20, 2025, we sold our remaining stake in Heineken Holding N.V., through the offer of about 5.2 million shares priced at €68.70 ($77.32) a piece.

On July 1, 2025, we announced the closing of our divestiture, previously disclosed on October 10, 2024, of certain of our logistics operations doing business as Solistica, to Grupo Traxión, S.A.B. de C.V., a leading transportation and logistics company based in Mexico. The transaction included our transportation management operations in Mexico, as well as our contract logistics operations in Mexico, Colombia and Brazil, but did not include our LTL (less-than-truckload) operations in Brazil. Total consideration for the transaction was Ps. 4,040 million, on a cash-free, debt-free basis.

On September 4, 2025, we entered into definitive agreements with Raízen, S.A. (“Raízen”) to amicably terminate our joint venture in Brazil known as “Grupo Nós” that includes OXXO proximity stores and Shell Select convenience stores, allowing both companies to focus on their respective business‘ strategies. Under the terms of the agreement, FEMSA will retain all the OXXO stores in Brazil, as well as the distribution center located in Cajamar, São Paulo, while Raízen will retain all the Shell Select convenience stores. Completion of the separation of the OXXO stores and the Shell Select convenience stores is subject to regulatory approvals and other customary conditions and is expected to close in the coming months.

On September 17, 2025, we announced that, based on our senior leadership succession planning process and consistent with the plan detailed on FEMSA’s Fourth Quarter and Full Year 2024 earnings press release dated February 27, 2025, our Board of Directors has appointed Jose Antonio Fernández Garza-Lagüera, currently Chief Executive Officer of FEMSA Proximity & Health, to become FEMSA’s Chief Executive Officer effective as of November 1, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Martín Felipe Arias Yaniz
Name:	Martín Felipe Arias Yaniz
Title:	Chief Financial Officer